

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

   Re: CLS Holdings USA, Inc.
    Registration Statement on Form S-1
    Filed June 10, 2021
    File No. 333-256989

Dear Mr. Binder:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at (202) 551-3314 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Kathleen Deutsch